UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-166449-01

            NISSAN MASTER OWNER TRUST RECEIVABLES, SERIES 2012-B
(Exact name of registrant as specified in its charter)

              One Nissan Way, Franklin, Tennessee  37067, (615) 725-1122
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

           $250,000,000 Series 2012-B Notes, One-Month LIBOR + 0.35%
 (Title of each class of securities covered by this Form)

                     None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ X ]

Approximate number of holders of record as of the certification or notice date:        0

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Master Owner Trust Receivables has each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  May 23, 2014

                    NISSAN MASTER OWNER TRUST RECEIVABLES

                    By:    Nissan Motor Acceptance Corporation,
                                           as servicer

                    By:  /s/ Andre R. Medeiros
                   Name:    Andre R. Medeiros
                   Title:      Assistant Treasurer